EXHIBIT 99.1

Magal Receives $4.4 Million in Orders for Securing Critical Sites

Press Release: Magal Security Systems Ltd – Mon, Nov 26, 2012

YAHUD, Israel, November 26, 2012 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it has recently received orders amounting to $4.4 million. Of these orders, $2 million originated in Latin America and are to secure the perimeters of prisons and police stations. The remainder is to secure nuclear power-plants in the Far-East and conventional power plants in Israel.

Eitan Livneh, President and CEO of Magal S3, commented: "We see continued investment in the securing of critical sites in the Far East and Latin America, which balance the currently relative weaker markets in Europe and the US. Most of the orders were achieved through long-term customer relationships and our strong reputation in our addressable markets."

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), supported by unique CCTV / IVA technology and holistic Cyber Security solutions; Fortis4G - our 4th generation cutting-edge Physical Security Information Management system (PSIM) integrates all elements into cohesive solutions.

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com